

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

<u>VIA U.S. MAIL AND FAX (305)856-7342</u>

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

      Re: HMG/Courtland Properties, Inc
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed March 31, 2010

Dear Mr. Rothstein:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 34

1. It appears that your market capitalization is significantly below the book value of your equity. Please provide us with a summary of your results from Step 1 and Step 2 of your goodwill impairment test.

Revenue Recognition, page 35

2. Please explain to us how your revenue recognition policy includes all sources of revenue for the Company. For example, explain to us how you have included your revenue recognition policies for food and beverage sales or spa revenues.

3. We note your disclosure that percentage rents are recognized on the accrual bsis, based on the lessee's monthly sales. Tell us whether lease agreements include any sales breakpoints, and if so tell us whether percentage rent is recognized only after lessee sales have exceeded the breakpoint.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief